SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July 2016

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2016 – June 30, 2016) filed with the Tokyo Stock Exchange on Tuesday July 26, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 26, 2016	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2016 – June 30, 2016

July 26, 2016

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: chun.yang.ta@orix.jp

Consolidated Financial Results from April 1, 2016 to June 30, 2016

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Three Months Ended June 30, 2016

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
June 30, 2016	587,945	(3.0%)	87,423	(19.4%)	118,434	(4.4%)	76,769	(5.8%)
June 30, 2015	606,124	42.5%	108,532	35.0%	123,916	18.6%	81,510	23.6%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥47,557 million for the three months ended June 30, 2016 (year-on-year change was a 41.8% decrease) and ¥81,691 million for the three months ended June 30, 2015 (year-on-year change was a 58.3% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2016	58.62	58.58
June 30, 2015	62.28	62.22

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
June 30, 2016	10,762,882	2,486,384	2,326,969	21.6%
March 31, 2016	10,992,918	2,472,819	2,310,431	21.0%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2016	—	22.00	—	23.75	45.75
March 31, 2017	—	—	—	—	—

March 31, 2017 (Est.)	—	23.00	—	—	—

*Note 3:	Estimated dividend amount for the fiscal year ending March 31, 2017 has not yet been determined.

3. Targets for the Year Ending March 31, 2017 (Unaudited)

In order to facilitate a better understanding on our medium- and long- term growth projection for our shareholders and potential investors, we disclose our medium-term management target in this document. For details, refer to “1.Summary of Consolidated Financial Results (3) Medium-Term Management Targets” on page 9.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,058,828 as of June 30, 2016, and 1,324,058,828 as of March 31, 2016.

2. The number of treasury shares was 12,848,781 as of June 30, 2016, and 12,848,591 as of March 31, 2016.

3. The average number of outstanding shares was 1,309,527,089 for the three months ended June 30, 2016, and 1,308,774,077 for the three months ended June 30, 2015.

The Company’s shares held through the Board Incentive Plan Trust (1,643,551 shares as of June 30, 2016 and 1,696,217 shares as of March 31, 2016) are not included in the number of treasury stock shares as of the end of the periods, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Three Months Ended June 30, 2016

		Three months ended June 30, 2015	Three months ended June 30, 2016	Change	Year on Year Change
Total Revenues	(millions of yen)	606,124	587,945	(18,179)	(3)%
Total Expenses	(millions of yen)	497,592	500,522	2,930	1%
Income before Income Taxes	(millions of yen)	123,916	118,434	(5,482)	(4)%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	81,510	76,769	(4,741)	(6)%
Earnings Per Share (Basic)	(yen)	62.28	58.62	(3.66)	(6)%
(Diluted)	(yen)	62.22	58.58	(3.64)	(6)%
ROE (Annualized) *1	(%)	15.0	13.2	(1.8)	—
ROA (Annualized) *2	(%)	2.87	2.82	(0.05)	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Economic Environment

In the world economy, while the curbs on economic slowdown are seen mainly in emerging and resource rich countries, concerns over the United Kingdom’s recent vote to exit the European Union has caused turbulence in political situation and financial markets and has interfered with recovery in economic growth. Against the backdrop of the monetary easing measures and capital flight in respective countries, long-term interest rates have been decreasing worldwide. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

The Japanese economic outlook is becoming increasingly unclear due to the appreciation of the yen, falling stock prices and decrease in long-term interest rates which are affected by the increasing uncertainty in the overseas economy.

Overview of Business Performance (April 1, 2016 to June 30, 2016)

Total revenues for the three months ended June 30, 2016 (hereinafter, “the first consolidated period”) decreased 3% to ¥587,945 million compared to ¥606,124 million during the same period of the previous fiscal year. Operating lease revenues increased due primarily to gains on sales of large-scale rental properties in Japan. In addition, sales of goods and real estate increased due primarily to revenues generated by subsidiaries in the principal investment business. Gains on investment securities and dividends decreased due to a decrease in gains on investment securities. Life insurance premiums and related investment income decreased due mainly because investment income from the assets under variable annuity and variable life insurance contracts held by Hartford Life Insurance K.K. (hereinafter, “HLIKK”) decreased significantly compared to the same period of the previous fiscal year during which the investment had better performed reflecting a significant improvement in the capital market conditions. HLIKK was merged into ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”) on July 1, 2015. In addition, services income decreased due to the partial divestment of Houlihan Lokey Inc. (hereinafter, “HL”) shares in connection with its initial public offering in the United States and its becoming an equity method affiliate in the previous fiscal year.

Total expenses increased 1% to ¥500,522 million compared to ¥497,592 million during the same period of the previous fiscal year. Costs of goods and real estate sold increased in line with the aforementioned revenue increase. On the other hand, life insurance costs decreased due to a reversal of liability reserve in line with the aforementioned decrease in investment income from the assets under variable annuity and variable life insurance contracts.

Gains on sales of subsidiaries and affiliates and liquidation losses, net increased due primarily to the increase in a gain on sale of shares of affiliates in Investment and Operation segment.

As a result of the foregoing, income before income taxes for the first consolidate period decreased 4% to ¥118,434 million compared to ¥123,916 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders decreased 6% to ¥76,769 million compared to ¥81,510 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the first consolidated period decreased 5% to ¥115,342 million compared to ¥120,779 million during the same period of the previous fiscal year. While profits from Real Estate segment and Investment and Operation segment increased, profits from each of the other segments decreased.

Segment information for the first consolidated period is as follows:

Corporate Financial Services Segment: Lending, leasing and fee business

	Three months ended June 30, 2015 (millions of yen)	Three months ended June 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	27,558	24,990	(2,568)	(9)
Segment Profits	12,377	8,494	(3,883)	(31)

	As of March 31, 2016 (millions of yen)	As of June 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	1,049,867	1,033,214	(16,653)	(2)

The Japanese economic outlook is becoming increasingly unclear due to yen appreciation, falling stock prices and decreases in long-term interest rates, which are affected by increasing uncertainty in the overseas economy. The balance of outstanding loans at financial institutions continues to increase and interest rates on loans remain at low levels.

Segment revenues decreased 9% to ¥24,990 million compared to ¥27,558 million during the same period of the previous fiscal year due to a decrease in gains on investment securities, despite an increase in services income resulting primarily from revenue generated by Yayoi Co., Ltd. and stable fee business to domestic small-and medium-sized enterprise customers.

In addition, segment expenses increased due to an increase in selling, general and administrative expenses compared to the same period of the previous fiscal year and segment profits decreased 31% to ¥8,494 million compared to ¥12,377 million during the same period of the previous fiscal year.

Segment assets decreased 2% to ¥1,033,214 million compared to the end of the previous fiscal year due primarily to decreases in investment in direct financing leases, installment loans, and investment in securities.

Maintenance Leasing Segment: Automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing

	Three months ended June 30, 2015 (millions of yen)	Three months ended June 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	67,520	67,199	(321)	—
Segment Profits	11,687	9,892	(1,795)	(15)

	As of March 31, 2016 (millions of yen)	As of June 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	731,329	700,427	(30,902)	(4)

While demand in corporate capital investment is gradually increasing, concerns about decreasing profitability and uncertainty in the economic outlook interfere with new investment. The volume of new auto leases in Japan decreased slightly compared to the previous fiscal year.

Segment revenues of ¥67,199 million remained at approximately the same level as the same period of the previous fiscal year due to an increase in services income derived from value-added services, offset by a decrease in operating leases revenues resulting from less gains on sale.

Segment expenses increased due to increases in the costs of operating leases in line with an increase in the average balance of operating lease assets and selling, general, and administrative expenses.

As a result, segment profits decreased 15% to ¥9,892 million compared to ¥11,687 million during the same period of the previous fiscal year.

Segment assets decreased 4% to ¥700,427 million compared to the end of the previous fiscal year primarily due to a decrease in leasing assets mainly in the automobile business in line with the securitizations.

Real Estate Segment: Real estate development, rental facility operation, REIT asset management; and real estate investment and advisory services

	Three months ended June 30, 2015 (millions of yen)	Three months ended June 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	50,349	57,338	6,989	14
Segment Profits	14,451	23,603	9,152	63

	As of March 31, 2016 (millions of yen)	As of June 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	739,592	705,617	(33,975)	(5)

The real estate market has remained active due primarily to the quantitative easing policies of the Bank of Japan, including the adoption of negative interest rates. Land prices remain high and office rents and vacancy rates in the Japanese office building market continue to show improvements especially in the Greater Tokyo Area. Furthermore, due to an increase in the number of tourists from abroad, we are seeing increases in the occupancy rates and average daily rates of hotels and Japanese inns. Meanwhile, we are also seeing a trend where sales prices of condominiums stopped rising.

Segment revenues increased 14% to ¥57,338 million compared to ¥50,349 million during the same period of the previous fiscal year primarily due to an increase in gains on sales of rental properties, which are included in operating leases revenues, despite a decrease in rental revenues, which are also included in operating leases revenues, in line with a decrease in the balance of real estate assets.

Segment expenses decreased compared to the same period of the previous fiscal year primarily due to decreases in interest expense and costs of operating leases in line with the decrease in assets.

As a result of the foregoing, segment profits increased 63% to ¥23,603 million compared to ¥14,451 million during the same period of the previous fiscal year.

Segment assets decreased 5% to ¥705,617 million compared to the end of the previous fiscal year primarily due to a decrease in investment in operating leases, which resulted from sales of rental properties.

Investment and Operation Segment: Environment and energy-related business, principal investment, loan servicing (asset recovery), and concession business

	Three months ended June 30, 2015 (millions of yen)	Three months ended June 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	229,187	258,002	28,815	13
Segment Profits	26,159	30,955	4,796	18

	As of March 31, 2016 (millions of yen)	As of June 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	704,156	678,570	(25,586)	(4)

In Japan, while the government is reassessing its renewable energy purchase program, the significance of renewable energy in the mid- to long- term is on the rise with investment targets expanding beyond solar power generation projects to include wind and geothermal power generation projects. In the capital market, the size of merger and acquisition (hereinafter “M&A”) transactions appear to have decreased despite an increase in the total number of M&A transactions closed since January 2016 compared to the year 2015 in which several large cross-border M&A transactions took place.

Segment revenues increased 13% to ¥258,002 million compared to ¥229,187 million during the same period of the previous fiscal year due to increases in sales of goods and services income generated by subsidiaries in the principal investment business and environment and energy-related business.

Segment expenses increased compared to the same period of the previous fiscal year due to an increase in expenses in line with the aforementioned revenues expansion.

As a result of the foregoing and the recognition of gains on sales of shares of affiliates and the recognition of a bargain purchase gain from the acquisition of a subsidiary, segment profits increased 18% to ¥30,955 million compared to ¥26,159 million during the same period of the previous fiscal year.

Segment assets decreased 4% to ¥678,570 million compared to the end of the previous fiscal year primarily due to a decrease in investment in affiliates, despite increases in inventories and in property under facility operations in the environment and energy-related business.

Retail Segment: Life insurance, banking and card loan business

	Three months ended June 30, 2015 (millions of yen)	Three months ended June 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	83,811	54,006	(29,805)	(36)
Segment Profits	21,619	12,532	(9,087)	(42)

	As of March 31, 2016 (millions of yen)	As of June 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	3,462,772	3,384,540	(78,232)	(2)

Although the life insurance business in Japan is being affected by macroeconomic factors such as domestic population decline, we are seeing increasing numbers of companies developing new products in response to the rising demand for medical insurance. On the other hand, we are seeing suspensions of the sales of certain products and an increase in insurance premiums of new contracts due to the adoption of negative interest rate policy. In the consumer finance sector, banks and other lenders are expanding their assets to further secure new revenue streams, and competition in the lending business continues to intensify in the current low interest rate environment.

Segment revenues decreased 36% to ¥54,006 million compared to ¥83,811 million during the same period of the previous fiscal year due to a significant decrease in investment income from assets under variable annuity and variable life insurance contracts originally held by HLIKK, despite stable increases in insurance premiums in ORIX Life Insurance and finance revenues in the banking business.

Segment expenses decreased compared to the same period of the previous fiscal year due to a reversal of liability reserve in line with the aforementioned decrease in investment income from the assets under variable annuity and variable life insurance contracts.

As a result of the foregoing, segment profits decreased 42% to ¥12,532 million compared to ¥21,619 million during the same period of the previous fiscal year.

Segment assets decreased 2% to ¥3,384,540 million compared to the end of the previous fiscal year due to a large decrease in investment in securities held by HLIKK, offsetting an increase in installment loans in the banking business.

Overseas Business Segment: Leasing, lending, investment in bonds, asset management and ship- and aircraft-related operations

	Three months ended June 30, 2015 (millions of yen)	Three months ended June 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	147,173	125,821	(21,352)	(15)
Segment Profits	34,486	29,866	(4,620)	(13)

	As of March 31, 2016 (millions of yen)	As of June 30, 2016 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	2,284,733	2,067,813	(216,920)	(9)

In the world economy, while the curbs on economic slowdown are seen mainly in emerging and resource rich countries, concerns over the United Kingdom’s recent vote to exit the European Union has caused turbulence in political situation and financial markets and has interfered with the recovery in economic growth. Against the backdrop of the monetary easing measures and capital flight in respective countries, long-term interest rates have been decreasing worldwide. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

Segment revenues decreased 15% to ¥125,821 million compared to ¥147,173 million during the same period of the previous fiscal year due to a decrease in gains on investment securities, the deconsolidation of HL and recent appreciation of the yen, despite increases in sales of goods in the Americas and in operating lease revenues in aircraft-related operations in line with increases in gains on sales and the average balance of operating lease assets.

Segment expenses decreased compared to the same period of the previous fiscal year primarily due to the deconsolidation of HL and recent appreciation of the yen.

As a result of the foregoing, segment profits decreased 13% to ¥29,866 million compared to ¥34,486 million during the same period of the previous fiscal year.

Segment assets decreased 9% to ¥2,067,813 million compared to the end of the previous fiscal year due to decreases in investment in securities in the Americas, and investment in operating leases of aircraft-related operations, and yen appreciation, despite an increase in installment loans in the Americas.

(2) Analysis of Consolidated Financial Condition

Financial Condition

		As of March 31, 2016	As of June 30, 2016	Change

				Amount	Percent
Total Assets	(millions of yen)	10,992,918	10,762,882	(230,036)	(2)%
(Segment Assets)		8,972,449	8,570,181	(402,268)	(4)%
Total Liabilities	(millions of yen)	8,512,632	8,269,617	(243,015)	(3)%
(Long- and Short-term Debt)		4,286,542	4,136,228	(150,314)	(4)%
(Deposits)		1,398,472	1,428,232	29,760	2%
Shareholders’ Equity	(millions of yen)	2,310,431	2,326,969	16,538	1%
Shareholders’ Equity Per Share	(yen)	1,764.34	1,776.90	12.56	1%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.
Note 2:	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”-ASC 835-30 (“Interest-Imputation of Interest”)) on April 1, 2016.

Total assets decreased 2% to ¥10,762,882 million compared to ¥10,992,918 million at the end of the previous fiscal year. Investment in operating leases decreased due primarily to sales of aircraft in Overseas Business segment and sales of real estate for operating leases in Japan, and investment in securities decreased due primarily to the sales of assets held by HLIKK. In addition, investment in affiliates decreased due primarily to sales of shares of affiliates in Investment and Operation segment. Segment assets decreased 4% to ¥8,570,181 million compared to the end of the previous fiscal year.

We manage the balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets and liquidity on-hand as well as the domestic and overseas financial environment. As a result, long- and short-term debt decreased and deposits increased compared to the end of the previous fiscal year. In addition, policy liabilities and policy account balances decreased due to the cancelation of variable annuity and variable life insurance contracts held by HLIKK.

Shareholders’ equity increased 1% to ¥2,326,969 million compared to the end of the previous fiscal year primarily due to an increase in retained earnings, despite a decrease in foreign currency translation adjustments included in accumulated other comprehensive income in line with the appreciation of the yen.

(3) Medium-Term Management Targets

In addition to sustainable growth of our existing business operations, we believe that there are new growth opportunities in all business segments and we strive to achieve sustainable profit growth by capitalizing on these profit opportunities going forward.

Our mid-term strategy “Expansion in Non-Finance Business” consists of “Organic growth” and “Investment in key areas.” With these principles, we will pursue new business opportunities arising from the changing business environment.

“Organic growth”: Deepen our strengths and expertise to further expand our existing operations both in Japan and abroad. Those in Japan include fee business, automobile-related business, facility operation business, and life insurance business. Those abroad include automobile-related business, and further diversification towards non-finance business.

“New investment in key areas”: Continue to pursue new investment opportunities in key areas identified as the environment and energy-related business and principal investment in Japan and abroad, the network in Asia, global asset management, and concession business.

The Company aims to achieve ¥300 billion in net income and ROE around 11% to 12% for the fiscal year ending March 31, 2018.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors, including, but not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission. Readers are urged not to place undue reliance on such forward-looking statements.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

There is no corresponding item.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

There is no significant change from the description in Form 20-F filed on June 23, 2016.

3. Financial Information

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2016 and June 30, 2016)

(Unaudited)

(millions of yen)

Assets	As of March 31, 2016	As of June 30, 2016

Cash and Cash Equivalents	730,420	842,171
Restricted Cash	80,979	81,388
Investment in Direct Financing Leases	1,190,136	1,146,198
Installment Loans	2,592,233	2,577,472
(The amounts of ¥20,673 million as of March 31, 2016 and ¥13,773 million as of June 30, 2016 are measured at fair value by electing the fair value option under ASC 825.)
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(60,071)	(58,507)
Investment in Operating Leases	1,349,199	1,278,397
Investment in Securities	2,344,792	2,151,161
(The amounts of ¥27,367 million as of March 31, 2016 and ¥24,684 million as of June 30, 2016 are measured at fair value by electing the fair value option under ASC 825.)
Property under Facility Operations	327,016	348,125
Investment in Affiliates	530,667	480,238
Trade Notes, Accounts and Other Receivable	294,638	278,810
Inventories	139,950	143,723
Office Facilities	120,173	120,785
Other Assets	1,352,786	1,372,921
(The amounts of ¥37,855 million as of March 31, 2016 and ¥45,217 million as of June 30, 2016 are measured at fair value by electing the fair value option under ASC 825.)

Total Assets	10,992,918	10,762,882

Liabilities and Equity
Short-Term Debt	349,624	242,509
Deposits	1,398,472	1,428,232
Trade Notes, Accounts and Other Payable	266,216	197,689
Policy Liabilities and Policy Account Balances	1,668,636	1,634,591
(The amounts of ¥795,001 million as of March 31, 2016 and ¥750,915 million as of June 30, 2016 are measured at fair value by electing the fair value option under ASC 825.)
Current and Deferred Income Taxes	358,758	363,773
Long-Term Debt	3,936,918	3,893,719
Other Liabilities	534,008	509,104

Total Liabilities	8,512,632	8,269,617

Redeemable Noncontrolling Interests	7,467	6,881

Commitments and Contingent Liabilities

Common Stock	220,469	220,469
Additional Paid-in Capital	257,629	257,667
Retained Earnings	1,864,241	1,909,869
Accumulated Other Comprehensive Income (Loss)	(6,222)	(35,434)
Treasury Stock, at Cost	(25,686)	(25,602)

Total ORIX Corporation Shareholders’ Equity	2,310,431	2,326,969

Noncontrolling Interests	162,388	159,415

Total Equity	2,472,819	2,486,384

Total Liabilities and Equity	10,992,918	10,762,882

Note 1:	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2016	As of June 30, 2016
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	47,185	54,013
Defined benefit pension plans	(23,884)	(22,704)
Foreign currency translation adjustments	(24,766)	(60,175)
Net unrealized losses on derivative instruments	(4,757)	(6,568)

Total	(6,222)	(35,434)

Note 2:	Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”-ASC 835-30 (“Interest-Imputation of Interest”)) on April 1, 2016.

(2) Condensed Consolidated Statements of Income

(For the Three Months Ended June 30, 2015 and 2016)

(Unaudited)

(millions of yen)

	Three Months ended June 30, 2015	Three Months ended June 30, 2016
Revenues :
Finance revenues	49,627	48,056
Gains on investment securities and dividends	22,933	4,006
Operating leases	95,429	104,890
Life insurance premiums and related investment income	68,314	36,772
Sales of goods and real estate	176,576	215,886
Services income	193,245	178,335

Total Revenues	606,124	587,945

Expenses :
Interest expense	18,023	18,062
Costs of operating leases	60,008	60,072
Life insurance costs	43,056	20,238
Costs of goods and real estate sold	154,781	192,366
Services expense	106,213	105,318
Other (income) and expense, net	(2,241)	(1,399)
Selling, general and administrative expenses	114,370	102,602
Provision for doubtful receivables and probable loan losses	611	2,694
Write-downs of long-lived assets	822	564
Write-downs of securities	1,949	5

Total Expenses	497,592	500,522

Operating Income	108,532	87,423

Equity in Net Income of Affiliates	6,166	6,236
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	9,218	20,488
Bargain Purchase Gain	—	4,287

Income before Income Taxes	123,916	118,434

Provision for Income Taxes	39,157	39,022

Net Income	84,759	79,412

Net Income Attributable to the Noncontrolling Interests	2,188	2,578

Net Income Attributable to the Redeemable Noncontrolling Interests	1,061	65

Net Income Attributable to ORIX Corporation Shareholders	81,510	76,769

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Three Months Ended June 30, 2015 and 2016)

(Unaudited)

(millions of yen)

	Three Months ended June 30, 2015	Three Months ended June 30, 2016
Net Income :	84,759	79,412

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(7,281)	6,772
Net change of defined benefit pension plans	(900)	1,297
Net change of foreign currency translation adjustments	10,996	(41,204)
Net change of unrealized gains (losses) on derivative instruments	117	(1,932)
Total other comprehensive income (loss)	2,932	(35,067)

Comprehensive Income	87,691	44,345

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	3,514	(2,626)

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	2,486	(586)

Comprehensive Income Attributable to ORIX Corporation Shareholders	81,691	47,557

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

	(millions of yen)

	Three Months ended June 30, 2015		Three Months ended June 30, 2016		March 31, 2016	June 30, 2016
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	27,558	12,377	24,990	8,494	1,049,867	1,033,214
Maintenance Leasing	67,520	11,687	67,199	9,892	731,329	700,427
Real Estate	50,349	14,451	57,338	23,603	739,592	705,617
Investment and Operation	229,187	26,159	258,002	30,955	704,156	678,570
Retail	83,811	21,619	54,006	12,532	3,462,772	3,384,540
Overseas Business	147,173	34,486	125,821	29,866	2,284,733	2,067,813

Segment Total	605,598	120,779	587,356	115,342	8,972,449	8,570,181

Difference between Segment Total and Consolidated Amounts	526	3,137	589	3,092	2,020,469	2,192,701

Consolidated Amounts	606,124	123,916	587,945	118,434	10,992,918	10,762,882

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

For those VIEs that are used for securitization and are consolidated in accordance with ASC 810 (“Consolidation”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs. Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.
Note 4:

Prior-year amounts have been adjusted for the retrospective application of Accounting Standards Update 2015-03 (“Simplifying the Presentation of Debt Issuance Costs”-ASC 835-30 (“Interest-Imputation of Interest”)) on April 1, 2016.

2. Geographic Information

	(millions of yen)

	Three Months Ended June 30, 2015
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	454,742	61,015	90,367	606,124
Income before Income Taxes	89,142	10,744	24,030	123,916

	(millions of yen)

	Three Months Ended June 30, 2016
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	455,689	45,381	86,875	587,945
Income before Income Taxes	87,685	9,663	21,086	118,434

*Note 1:	Mainly the United States
*Note 2:	Mainly Asia, Europe, Australasia and Middle East
Note 3:

Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco, respectively, for the three months ended June 30, 2015 and 2016. The revenues of Robeco aggregated on a legal entity basis were ¥29,015 million in the Americas and ¥19,759 million in Other for the three months ended June 30, 2015, and ¥24,397 million in the Americas and ¥19,772 million in Other for the three months ended June 30, 2016.

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Events

There are no material subsequent events.